Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

PRESS RELEASE 09.22.2025

BBVA Increases Offer to Banco Sabadell Shareholders by 10% and Improves the

Tax Treatment of the Transaction

The BBVA Board of Directors has agreed to improve the offer to Banco Sabadell shareholders by 10 percent1. In addition, the consideration will now be entirely in shares, so shareholders with capital gains would not be subject to taxation in Spain, if acceptance exceeds 50 percent of Banco Sabadell’s voting rights, as the transaction would qualify as tax neutral in that case. The Board of Directors has also agreed to waive both the possibility of making further improvements to the consideration and of extending the acceptance period.

“With this improved offer, we are putting an extraordinary proposal in the hands of Banco Sabadell shareholders —one that combines a historic valuation and price with the opportunity to participate in the substantial value generated by the integration. All of this will result in a significant increase in the expected earnings per share in the future, if they tender their shares” BBVA Chair Carlos Torres Vila said.

10% increase of the offer

The new offer, which entails one new BBVA share for every 4.8376 Banco Sabadell shares, represents an increase of 10 percent¹ and offers a exceptionally attractive proposition for Banco Sabadell shareholders:

●	The offer values Banco Sabadell shares at 3.39 euros per share¹, at its highest levels in more than a decade.

1 Calculated with BBVA share price at closing on Sept 19, 2025 (€16.41 per share).

The improved consideration of the offer for Banco de Sabadell, S.A. and the corresponding annex to the prospectus are subject to the authorization by the Spanish National Securities Market Commission (CNMV).

PRESS RELEASE 09.22.2025

●

The current equivalent value of the offer has risen by 60 percent since April 29, 2024, the day before the merger talks were made public, increasing from the initial €12.2 billion[2] offer to the current €19.5 billion[3].

2 Considering BBVA undisturbed price (10.90€/Sh. as of Apr 29, 2024, a day before merger discussions were disclosed) at 4.83x share exchange ratio and 5,388 million shares.

3 Considering 17.0 €Bn payment in BBVA shares with a price of €16.41 per share (Sept. 19, 2025) plus Banco Sabadell’s shareholder remuneration distributed since the announcement of the tender offer (1.5€Bn cash dividends and 1.0€Bn share buybacks).

PRESS RELEASE 09.22.2025

●

The new offer would give Banco Sabadell shareholders a 15.3 percent stake in BBVA, thus benefiting from the tremendous value generated by the integration project: with the merger, they will obtain earnings per share[4] (which then determines dividend per share) c. 41 percent higher than with a standalone Sabadell.

●

The premium over Banco Sabadell share price, which was very significant when the transaction was announced and well above that of similar transactions in European banking (c. 30 percentage points above the average of these deals5), will be substantially improved following this increase in the offer.

4 Earnings per share: estimated based on fully phased-in post-tax synergies, a net income of €1.6 Bn for Banco Sabadell as disclosed by Banco Sabadell in their Capital Markets Day 2025 presentation and €12 Bn for BBVA as the average net income for the period 2025–2028 as discussed during the 2Q25 earnings webcast call. The total shares outstanding for the combined entity assumes that (a) the €1 Bn share buyback announced by BBVA in Apr.25 is executed post closing of the voluntary tender offer and (b) that the capital generated, both from the TSB sale and the extraordinary dividend, is reinvested in shares of the combined entity. Numbers consider a 100% take-up and a price for BBVA of €16.41/share (Sep. 19, 2025).

5 Comparing the offers with the VWAP for the month prior to the disclosure of the transactions. For further details on this figure, see BBVA’s presentation about the offer to Banco Sabadell shareholders from Sept. 5, 2025.

PRESS RELEASE 09.22.2025

Improved tax regime6

The consideration is to be 100 percent in shares, so that, as a general rule, shareholders with capital gains would not be subject to taxation in Spain, if acceptance exceeds 50 percent of Banco Sabadell’s voting rights, as the transaction would qualify as tax neutral in that case.

Other relevant conditions

●

The BBVA Board of Directors has decided to waive both the possibility of making further improvements to the consideration, pursuant to the provisions of Article 31.1 of Royal Decree 1066/2007, and of extending the acceptance period, under Article 23.2 of Royal Decree 1066/2007.

●	Those Banco Sabadell shareholders who have already tendered their shares will also benefit from the improved terms of the offer.

●

The take-up period will be suspended until the CNMV approves the corresponding supplement with the improved offer. Once approved, the take-up period will resume during the remaining days until the completion of the 30-day period previously established.

Financial impacts for BBVA shareholders following the offer increase

For BBVA shareholders, this transaction is also accretive in terms of earnings per share from the first year following the merger, with an improvement of c. 3 percent and a high return on investment (incremental ROIC of around 17 percent).

All this with a limited impact on the CET1 capital ratio of approximately -21 basis points at the closing of the transaction, which would result in +40 basis points once the closing of the sale of TSB is completed and the payment of the extraordinary dividend approved by Banco Sabadell is distributed7.

6 This communiqué is for information purposes only. It does not represent tax advising, nor is a substitute of a personal advice by a professional. Tax implications may vary depending on each individual situation.

7 Impacts in a take-up scenario of 100 percent.

PRESS RELEASE 09.22.2025

Strategic rationale and commitment to all stakeholders

The transaction aims to build a stronger bank and one with greater scale to address the structural challenges now facing the financial industry. The strategic rationale of the transaction has strengthened in recent months: in a context where Europe is set to increase spending and investment, the need for larger banks in the region has intensified.

In addition, scale is becoming increasingly important in the financial sector to address the fixed costs especially associated with growing investments in technology (digitization, cybersecurity, data and AI, among others). A greater scale makes it possible to spread these costs across a broader customer base, achieving greater efficiency.

The combination with Banco Sabadell is a growth project that will increase the capacity to finance businesses and households by an additional €5.4 billion per year, following the merger. Moreover, BBVA has taken on unprecedented remedies with the CNMC, which reflect a firm support to SMEs and the self-employed, who will benefit from guarantees to maintain future credit volumes that would not exist without this transaction.

“Banco Sabadell shareholders who accept the offer will be part of a bank with a much higher potential of growth and value creation, with an ability to achieve 41 percent higher earnings per share than they would obtain otherwise. We invite them to join us in building a project

PRESS RELEASE 09.22.2025

that will bring significant benefits to customers, employees and shareholders of both entities and to society as a whole,” BBVA CEO Onur Genç said.

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 699 337 924

comunicacion.corporativa@bbva.com

For additional financial information about BBVA visit:

https://accionistaseinversores.bbva.com/

For more BBVA news visit: https://www.bbva.com

PRESS RELEASE 09.22.2025

About BBVA

BBVA is a global financial services group founded in 1857. The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America and Turkey. In the United States, BBVA also has a significant investment, transactional, and capital markets banking business.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.